UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41782

VinFast Auto Ltd.

Dinh Vu – Cat Hai Economic Zone

Cat Hai Island, Cat Hai Special Zone

Hai Phong City, Vietnam

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒   Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

VinFast Auto Ltd. (“VinFast” or the “Company”) is implementing a corporate restructuring pursuant to which certain core business components, including electric vehicle design and styling, product concepts, specifications and features, branding, pricing, go-to-market strategy and sales activities, will be split from VinFast Trading and Production JSC (“VFTP”), a subsidiary of the Company, into a newly formed entity that will remain under the Company’s control (the “Split”). Following the Split, pursuant to a share purchase agreement entered into on May 12, 2026 between the Company and a group of purchasers led by Future Investment Research and Development Joint Stock Company, the Company intends to transfer to the purchasers all of its interest in VFTP, which will include the the Company’s manufacturing business and related assets and liabilities (the “Share Transfer”, and, together with the Split, the “Proposed Transactions”). Through the Proposed Transactions, VinFast intends to transition to a more capital-efficient, asset-light operating model in Vietnam, thereby improving the Company’s financial structure, and to reduce future capital expenditure requirements, allowing the Company to more efficiently allocate financial resources to higher value-added activities.

The Board of Directors (the “Board”) has resolved to convene an Extraordinary General Meeting of Shareholders (the “Extraordinary General Meeting”) to seek shareholder approval for the Share Transfer. The Extraordinary General Meeting is set to be held on May 27, 2026 at 9.00 p.m. (Singapore Time) / 9.00 a.m. (Eastern Standard Time).

The record date for determining shareholders entitled to notice of, and to vote at, the Extraordinary General Meeting is the close of business on May 01, 2026.

In connection with the Extraordinary General Meeting, VinFast will mail, on or about May 12, 2026, to its shareholders a proxy card, a notice of the Extraordinary General Meeting, and, for the Company’s registered shareholders only, a proxy form, all of which are attached hereto as Exhibits 99.2, 99.3 and 99.4, respectively, and a proxy statement, which is attached hereto as Exhibit 99.5 and will be published on https://www.cstproxy.com/vinfastauto/2026.

The proxy card, attached as Exhibit 99.2 to this Report on Form 6-K, is to be completed according to the instructions set forth in the proxy statement. Holders of VinFast’s shares should review the instructions set forth in the proxy statement in order to vote their VinFast shares at the Extraordinary General Meeting.

Exhibit 99.1 and Exhibit 99.5 to this Form 6-K shall be deemed to be incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-278251), registration statement on Form F-3 (File No. 333-275133), and registration statement on Form F-3 (File No. 333-291445) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibits

99.1	Announcement of the proposed corporate restructuring transaction
99.2	Proxy Card for VinFast Auto Ltd.
99.3	Notice of Extraordinary General Meeting of Shareholders
99.4	Proxy Form for registered shareholders related to the Extraordinary General Meeting of Shareholders
99.5	Proxy Statement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VinFast Auto Ltd.

Date: May 12, 2026	By:	/s/ Le Thi Thu Thuy
		Name:	Le Thi Thu Thuy
		Title:	Chairwoman and Director

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